

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Gary Fitlin
President and Chief Executive Officer
Gyrodyne, LLC
One Flowerfield, Suite 24
Saint James, NY 11780

Re: Gyrodyne, LLC
Registration Statement on Form S-1
Filed December 29, 2023
File No. 333-276312

Dear Gary Fitlin:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed December 29, 2023

Incorporation of Certain Information by Reference, page 42

1.   Please incorporate by reference your Quarterly Reports on Form 10-Q for the periods ended June 30, 2023 and March 31, 2023, as filed on August 9, 2023 and May 12, 2023, respectively. Refer to Item 12(a)(2) of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alon Y. Kapen, Esq.